Goodwin Procter LLP Counsellors at Law 100 Northern Avenue Boston, MA 02210	T: 617.570.1000 goodwinprocter.com

January 4, 2022

VIA EDGAR

Al Pavot

Tyler Howes

Sasha Parikh

Tim Buchmiller

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Vigil Neuroscience, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-261230

Dear Mr. Howes,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Vigil Neuroscience, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 6, 2022, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gabriela Morales-Rivera, by facsimile to (617) 801-8858.

If you have any questions regarding this request, please contact Gabriela Morales-Rivera of Goodwin Procter LLP at (617) 570-1329.

Sincerely,

VIGIL NEUROSCIENCE, INC.

/s/ Ivana Magovčević-Liebisch
Ivana Magovčević-Liebisch President and Chief Executive Officer

cc:	Jennifer Ziolkowski, Vigil Neuroscience, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Jacqueline Mercier, Goodwin Procter LLP
Gabriela Morales-Rivera, Esq., Goodwin Procter LLP